United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

PROPOSAL FOR THE DESTINATION OF EARNINGS
IN THE YEAR ENDING DECEMBER 31, 2005
Members of the Board of Directors,
The Senior Management of Companhia Vale do Rio Doce (CVRD), bearing in mind the terms in Article 192 of Law number 6,404 (with the new text provided by Law number 10,303) and those of Articles 41 to 44 of the Company Bylaws, hereby presents a proposal to the Board of Directors for the destination of profits earned in the year ending December 31, 2005.
The net earnings in the year, as shown in the Financial Statements, amounted to R$10,442,986,131.22 (ten billion, four hundred and forty-two million, nine hundred and eighty six thousand, one hundred and thirty-one Brazilian reais and twenty-two cents), calculated according to the accounting principles enshrined in Brazilian Corporate Law and the norms and pronouncements established by the Comissão de Valores Mobiliários — CVM (Brazilian securities commission) and by Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Institute of Independent Auditors). To the net earnings figure will be added the Reserve for Profits to be Realised, of R$109,561,136.48 (one hundred and nine million, five hundred and sixty-one thousand, one hundred and thirty-six Brazilian reais and forty eight cents). These amounts together total R$10,552,547,267.70 (ten billion, five hundred and fifty-two million, five hundred and forty-seven thousand, two hundred and sixty-seven Brazilian reais and seventy cents) for which the following destination is proposed:
I — LEGAL RESERVE
5% of the net earnings for the year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of Law number 6,404 and Article 42 of the Company Bylaws, in other words, R$522,149,306.56 (five hundred and twenty-two million, one hundred and forty-nine thousand, three hundred and six Brazilian reais and fifty-six cents).
II — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY
The minimum obligatory dividend of 25%, as set out under Article 202, of Law number 6,404 and Article 44 of the Company Bylaws, is determined on the basis of adjusted net earnings, which for the financial year 2005 amounted to R$9,947,033,966.23 (nine billion, nine hundred and forty-seven million, thirty-three thousand, nine hundred and sixty-six Brazilian reais and twenty-three cents). This corresponds to net earnings in the financial year of R$10,442,986,131.22 (ten billion, four hundred and forty-two million, nine hundred and eighty and six thousand, one hundred and thirty-one Brazilian reais and twenty-two cents), deducting a legal constituted reserve of R$522,149,306.56 (five hundred and twenty-two million, one hundred and forty-nine thousand, three hundred and six Brazilian reais and fifty-six cents), as well as deducting a tax incentive reserve of R$83,363,994.91 (eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-four Brazilian reais and ninety-one cents) and adding the realization during the year of the Unrealized income of R$109,561,136.48 (one hundred and nine million, five hundred and sixty-one thousand, one hundred and thirty-six Brazilian reais and forty eight cents).

Thus, the minimum obligatory dividend of 25% on adjusted net profit will amount to R$2,486,758,491.56 (two billion, four hundred and eighty-six million, seven hundred and fifty-eight thousand, four hundred and ninety-one Brazilian reais and fifty-six cents).
Article 5 of the Company Bylaws determines that Company’s preferred shares have priority in the receipt of annual dividends for a minimum of 6% on the tranche of capital constituted by this class of share or 3% of the net equity value per share. As at December 31, 2005, this reference value for the minimum annual dividend is respectively: R$299,566,286.08 (two hundred and ninety-nine million, five hundred and sixty-six thousand, two hundred and eighty-six Brazilian reais and eight cents) which corresponds to R$0.72 (seventy-two cents) per outstanding preferred share or R$260,441,380,18 (two hundred sixty million, four hundred and forty one thousand, and three hundred and eighty Brazilian reais and eighteen cents), corresponding to R$0.63 (sixty-three cents).
Therefore, bearing in mind the prerogative to pay interest on shareholders’ equity, based on Article 42, sole paragraph and Article 45, of the Company Bylaws, as well as the cash situation of the Company, the Senior Management is proposing:
a) The ratification of the distributions, based on the Senior Management’s proposal and approved by the Board of Directors, as set out below:
•	On April 14, 2005, the amount of R$1,387,057,14 (one million, three hundred and eighty seven thousand, fifty seven Brazilian reais and fourteen cents) corresponding to R$0.0012 (twelve centesimo) per outstanding share paid in the form of interest on shareholders’ equity from April 29, 2005.
•	On October 14, 2005, the amount of R$782,000,000.00 (seven hundred and eighty two million Brazilian reais) corresponding to R$0.67 (sixty seven cents) per outstanding share and R$1,028,160,000.00 (one billion, twenty eight million and one hundred sixty thousand Brazilian reais) or R$0.88 (eighty-eight cents) per outstanding share, paid from October, 31, 2005, referring respectively to interest on shareholders’ equity and dividends.
b) Approve payment of R$2,750,150,000.00 (two billion, seven hundred and fifty million, one hundred and fifty thousand Brazilian reais) in dividends and/or interest on shareholders’ equity to be paid in two tranches, in April and October 2006, respectively, being the Board of Directors, under the terms of Article 14, section XVI, of the Company Bylaws, as well as Article 192 of Law number 6,404, allowed to rule, ad referendum, subject to an Ordinary General Shareholders Meeting in 2006, on the respective payment.
III — TAX INCENTIVE RESERVES
The Company is the beneficiary of certain exemptions from income tax on the earnings resulting from regulated exploration, (a) in Article 2, paragraph 2 of Decree Law number 1,825/80, which introduced tax incentives for the Grande Carajás Program, today managed by the Agência de Desenvolvimento da Amazônia — ADA (Amazonian Development Agency), and Article 6, paragraph 6 of Decree Law number 756/69, relative to tax incentives are granted to the Ferro Carajás Project and (b) in the Constituted Report number 0154/2004 issued by the Agência de

Desenvolvimento do Nordeste — ADENE (Northeast Development Agency) relative to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the state of Sergipe.
According to the Company’s registers, the value of reduced or exempted income tax for the financial year 2005 is R$83,363,991.91 (eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-one Brazilian reais and ninety-one cents).
Under the fiscal legislation governing this incentive, according to Article 545 of the Regulamento do Imposto de Renda — RIR (Income Tax Regulations), the tax which is not paid due to the exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for increasing paid-up capital or absorption of losses.
Thus, although this reserve is not covered under the Company Bylaws, neither is it covered by Brazilian Corporate Law, the destination of the amount of exempted income tax is compulsory in practical terms, as governed by the tax legislation, implying that the non-constitution of such a reserve would result in the waiving of the right to tax exemption, so resulting in the payment to the tax authorities of the tax that would thus be owed.
Being thus duly explained, we propose to allocate the amount of R$83,363,994.91(eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-four Brazilian reais and ninety-one cents) to this reserve.
IV — EXPANSION / INVESTMENT RESERVE
It is proposed that the remaining balance of accumulated earnings, of R$5,385,336,909.09 (five billion, three hundred and eighty-five million, three hundred and thirty-six thousand, nine hundred, nine Brazilian reais and nine cents) be destined to the expansion reserve to pay for the investment projects outlined in the Company’s budget. Bearing in mind the need to comply with Article 196 of Law number 6,404/76, the investment budget for the financial year 2005, amounting to R$11.8 billion, shall be submitted to an Ordinary General Shareholders Meeting for approval.
V — SUMMARY
This proposal covers the following destination for net earnings in the financial year 2005:

ORIGINS	R$

- Net earnings for the financial year	10,442,986,131.22
- Realisation of reserves for profit to be realised	109,561,136.48

10,552,547,267.70

DESTINATIONS

- Legal reserve		522,149,306.56
- Tax incentive reserves		83,363,994.91
- Expansion/investment reserves		5,385,336,909.09
- Remuneration to shareholders
- Interim dividends	1,028,160,000.00
- Interest on shareholders’ equity	783,387,057.14
- Additional remuneration proposed	2,750,150,000.00
		4,561,697,057.14

		10,552,547,267.70

Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as deliberated on by the Senior Management.
Rio de Janeiro, March 06, 2006

Roger Agnelli	Fabio de Oliveira Barbosa
Chief Executive Officer	Chief Financial Officer

Gabriel Stoliar	Carla Grasso
Executive Director for Planning and Control	Executive Director for Human Resources and and Corporate Services

José Carlos Martins	Guilherme Rodolfo Laager
Executive Director for Ferrous Minerals	Executive Director for Logistics

Murilo de Oliveira Ferreira	José Lancaster
Executive Director Business Development and Participations	Executive Director for Non-ferrous Minerals

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: April 4, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations